        Exhibit 1.02
FORMFACTOR, INC.
Conflict Minerals Report for the Year Ended December 31, 2013
Introduction
This Conflict Minerals Report for FormFactor, Inc. (the "Company,” “we,” or “our”) is filed as an exhibit to Form SD as required by Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended, for the year ended December 31, 2013.
We conducted an analysis of our products and found that small quantities of one or more of the following commonly mined conflict minerals: cassiterite (for tin), wolframite (for tungsten), coltan (for tantalite), and gold ore (all collectively referred to as “3TG Minerals”) are found within all of our wafer probe card products. Based on our Reasonable Country of Origin Inquiry (“RCOI”) for the reporting period that is the subject of this Conflict Minerals Report, we have reason to believe that some of the necessary 3TG Minerals in products we manufactured, including sub-components of our products that are manufactured by third parties, may have originated in the Democratic Republic of the Congo or an adjoining country (“Covered Country/ies”).
Reasonable Country of Origin Inquiry
This section of our Conflict Minerals Report describes our RCOI that we conducted to determine the country of origin of the necessary 3TG Minerals in our products.
We do not purchase any 3TG Minerals directly from miners, smelters or refiners. Our supply chain includes both direct and indirect suppliers of raw materials, parts, including integrated circuits, and components. Consequently, there can be several levels of suppliers between us and the mines or locations of origin of our necessary 3TG Minerals. Our RCOI was directed to (1) all suppliers we were able to identify as providing us with materials, parts or components containing 3TG Minerals, regardless as to whether the source of the 3TG Minerals was one of the Covered Countries, and (2) any suppliers for whom we could not definitively conclude the parts or components did not include 3TG Minerals (collectively referred to as “3TG Suppliers”). We believe this is a reasonable approach because the composition of our products has not historically varied from year-to-year and, as a consequence, a significant majority of our suppliers do not vary from year to year.
We have not obtained an independent private segment audit report relating to this Conflict Minerals Report because for the year ended December 31, 2013, an audit report is not required to be filed.
Due Diligence
This section of our Conflict Minerals Report describes our due diligence process that we performed to determine the source and chain of custody of our necessary 3TG Minerals in our products.
Design of Due Diligence
Our due diligence measures were designed to conform, in all materials respects, with the due diligence framework set forth in The Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for 3TG Minerals.
Due Diligence Measures Performed

1.	Establish Strong Company Management Systems. The steps we took to implement a management system around the sourcing of our necessary 3TG Minerals included the following:

1.1.	We adopted a 3TG Minerals Policy, which is publicly available on the company web site.

1.2.
We established an internal committee for 3TG Minerals compliance, comprised of individuals from our Procurement and Legal Groups, to develop and implement our supply chain due diligence (“3TG Committee”). Our 3TG Committee leads our 3TG Minerals compliance efforts and is responsible for implementing our 3TG Minerals compliance program.

1.3.
Our Procurement Groups in Carlsbad, CA and Livermore, CA manage company-wide buying on a global basis, with the exception of certain materials purchased by one of our China subsidiaries for manufacturing activities within China. We consolidated primary responsibility for conducting due diligence procedures within the Procurement Group as opposed to allocating responsibility across the many countries and regions into which our products are sold. Individuals within our China manufacturing subsidiary assumed primary responsibility for due diligence within that subsidiary.

1.4.
Our 3TG Minerals Policy has been communicated to our 3TG Suppliers through direct communications. We requested that our impacted suppliers cooperate with our efforts to identify the source and chain of custody of the necessary 3TG Minerals by responding to our survey/questionnaire.

1.5.
As we enter into contracts with new suppliers or renew contracts with existing suppliers, to the extent possible, we are adding 3TG Minerals provisions that require our suppliers to provide information about 3TG Minerals in the products they provide to us.

2.	Identify And Assess Risks In The Supply Chain. The steps we took to identify and assess risks in our supply chain around 3TG minerals included the following:

2.1.	For the Company and all of our subsidiaries, we identified the 3TG Suppliers as defined above.

2.2.
In the third quarter of our fiscal 2013, we sent correspondence to our 3TG Suppliers requesting them to complete and return to us the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (EICC-GeSI) Conflict Minerals Reporting Template (the “Conflict Minerals Reporting Template”) published by the Conflict Free Sourcing Initiative (the “CFSI”). The template was developed to increase the flow of information about 3TG Minerals between suppliers and customers. It requests information about our suppliers’ policies, engagement with their suppliers, names and locations of smelters and refiners, origin of conflict minerals.

2.3.
In the second quarter of our fiscal 2014, we sent follow up correspondence to our 3TG Suppliers inquiring whether their prior responses were still accurate, and requesting them to return to us an updated Conflict Minerals Reporting Template if changes had occurred.

2.4.
Overall, we received responses to our inquiries from over 98% of our 3TG Suppliers. We reviewed and analyzed the responses from our 3TG Suppliers and determined which required further engagement to address responses that were inconsistent or incomplete.

2.5.
The responses we received included one or more of the following: (a) information at a company or division level; (b) information at a product level; (c) information provided to the 3TG Supplier by a third party; and (d) instructions for us to contact a different entity, for example, a part or integrated circuit manufacturer for whom the 3TG Supplier acts as a distributor.

2.6.
Our 3TG Suppliers, or their suppliers, identified for us some, but not all, of the smelters and refiners in our supply chains. We used the Conflict-Free Smelter Program (CFSP) initiated by the CFSI of the EICC to verify whether those smelters and refiners were certified by the CFSP as “conflict-free” smelters and refiners.

2.7.
We had numerous of our 3TG Suppliers indicate that some of the 3TG Minerals they use are from scrap or recycled materials, and some of our suppliers indicated that their 3TG Minerals were 100% from recycled or scrap sources.

3.	Design And Implement A Strategy To Respond To Identified Risks. The steps we took to design and implement a strategy to respond to any identified risks included the following:

3.1.	At the direction of our 3TG Committee, our Procurement Group enforced the survey/questionnaire and assessment of the risks within the Company’s supply chains.

3.2.
The status of the survey results and due diligence was periodically reported to our 3TG Committee. The 3TG Committee confirmed the status of the due diligence and considered actions to respond to supply chain risks identified, if needed.

3.3.	The 3TG Committee periodically reported to the executive officers of the Company, who would assist on executing actions, as required.

4.
Carry out independent third-party audit of smelter’s/refiner’s due diligence practices. We do not have direct relationships with smelters or refiners of 3TG Minerals. Therefore, we do not carry out audits of these facilities. However, we support audits conducted by third-parties as part of the Conflict Free Smelter Initiative.

5.	Report annually on supply chain due diligence. This Conflict Minerals Report is available on our website at www.formfactor.com and is filed with the SEC.

Results of Review

1.
Efforts To Determine The 3TG Mineral Mine Or Location Of Origin. We determined that the most reasonable effort we can make to identify the mines or locations of origin on our necessary 3TG Minerals is to seek information from our direct suppliers about the location of origin and the smelters and refiners in their supply chains and to request our suppliers to seek the same smelter and refiner and location of origin information from their suppliers.

2.
Countries Of Origin Of Our Necessary 3TG Minerals. The majority of the 3TG Suppliers from whom we requested information about 3TG Minerals indicated that their responses were at a company level; however, certain suppliers, for example, suppliers who act as distributors for third party products such as integrated circuits, referred us to the original part manufacturer, some of whom also provided their response at a company level. Not all suppliers were able to provide country of origin information. Therefore, despite our due diligence efforts and engagement with our 3TG suppliers, we do not have sufficient information to determine definitively the countries of origin of the necessary 3TG Minerals in our products.

3.
Smelters Or Refiners. We were able to gather information about some, but not all of the smelters and refiners that process 3TG Minerals from our 3TG Suppliers. The majority of the smelters and refiners that were identified are on the CSFI list of certified smelters. However, based on the information provided by our suppliers, we were not able to determine the specific smelters and refiners that processed the 3TG Minerals that were incorporated in parts or components provided to us.

4.	Steps To Mitigate Risk. We intend to take the following actions to mitigate the risk of sourcing of our necessary 3TG Minerals:

(a)Work to continuously improve the due diligence we conduct to obtain complete and reliable information about the sourcing of our necessary 3TG Minerals and whether they benefit or finance armed groups in the Covered Countries;

(b)Continue to engage with our 3TG Suppliers and encourage them to obtain responses from their suppliers, as appropriate, to provide the detailed information we need to comply with our reporting requirements;

(c)As we enter into contracts with new 3TG Suppliers or renew contracts with existing 3TG Suppliers, to the extent possible, we plan to attempt to add 3TG Mineral provisions that require our 3TG Suppliers to provide information about 3TG Minerals in the products they provide to us;

(d)Establish a process for determining the reasonableness of identifying, qualifying and implementing alternative or replacement conflict-free sources for those 3TG Suppliers who are unable to confirm their use of conflict-free 3TG Minerals and have no plans to transition to use of conflict-free minerals; and

(e)Monitor industry trends and expert analyses to help identify and implement best practices.